

June 30, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: AIM ETF Products Trust
Issuer CIK: 0001797318
Issuer File Number: 333-235734 / 811-23504
Form Type: 8-A12B
Filing Date: June 30, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the AllianzIM U.S. Equity Buffer15 ETF and AllianzIM U.S. Equity Buffer100 Protection ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications

8050 Marshall Drive, Suite 120 › Lenexa, KS 66214 › cboe.com